Exhibit (s)(iii)

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-

PROSPECTUS SUPPLEMENT

(To Prospectus dated                 , 2021)

            Shares

The Gabelli Convertible and Income Securities Fund Inc.

Series                  Preferred Stock

We are offering for sale                 shares of our Series Preferred Stock, par value $0.001 per share (the “Series Preferred Shares”). Our common stock (“common shares”) is listed on the New York Stock Exchange (the “NYSE”) under the symbol “GCV”. On                 , the last reported sale price of our common shares was $                 .

You should review the information set forth under “Risk Factors and Special Considerations” in the accompanying Prospectus before investing in our preferred shares.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the Fund(1)	$	$

(1)	The aggregate expenses of the offering (excluding underwriting discount) are estimated to be $ .

The Underwriters are expected to deliver the Series                  Preferred in book-entry form through the Depository Trust Company on or about                 .

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any state where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since those dates. In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The Gabelli Convertible and Income Securities Fund Inc. This Prospectus Supplement also includes trademarks owned by other persons.

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TABLE OF CONTENTS

Prospectus Supplement

TERMS OF THE SERIES                  PREFERRED STOCK

Dividend Rate	The dividend rate [for the initial dividend period](1) will be %.

Dividend Payment Rate	[Dividends will be paid when, as and if declared on , , and , commencing . The payment date for the initial dividend period will be .. (1)]

Liquidation Preference	$ per share

[Non-Call Period	The shares may not be called for redemption at the option of the Fund prior to .]

[Stock Exchange Listing]

(1)	Applicable only if the preferred shares being offered will have different rates over time.

USE OF PROCEEDS

We estimate the total net proceeds of the offering to be $                , based on the public offering price of $                per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The Investment Adviser expects that it will initially invest the proceeds of the offering in high quality short term debt securities and instruments. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objective and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. This could occur if market conditions are unstable to such an extent that the Investment Adviser believes market risk is greater than the benefit of making additional investments at that time. Depending on market conditions and operations, a portion of the cash held by the Fund, including any proceeds raised from the offering to be identified in any relevant Prospectus Supplement, may be used to pay distributions in accordance with the Fund’s distribution policy. Such distribution may include a return of capital and should not be considered as dividend yield or the total return from an investment in the Fund. See “Use of Proceeds” in the Prospectus.

CAPITALIZATION

[To be provided.]

ASSET COVERAGE RATIO

As provided in the 1940 Act and subject to certain exceptions, the Fund may issue debt and/or preferred shares with the condition that immediately after issuance the value of its total assets, less certain ordinary course liabilities, exceed 300% of the amount of the debt outstanding and exceed 200% of the sum of the amount of debt and preferred shares outstanding. The Fund’s preferred shares and notes, in aggregate, are expected to have an initial asset coverage on the date of issuance of approximately     %.

Q-3

SPECIAL CHARACTERISTICS AND RISKS OF THE SERIES                 PREFERRED

Reinvestment Risk. The Fund may at any time redeem shares of Series                  Preferred Shares to the extent necessary to meet regulatory asset coverage requirements. For example, if the value of the Fund’s investment portfolio declines, thereby reducing the asset coverage for the Series                  Preferred Shares, the Fund may be obligated under the terms of the Series                  Preferred Shares to redeem shares of the Series Preferred Shares. Investors may not be able to reinvest the proceeds of any redemption in an investment providing the same or a better rate than that of the Series                  Preferred Shares.

Distribution Risk. The Fund may not meet the asset coverage requirements or earn sufficient income from its investments to make distributions on the Series                  Preferred Shares.

Redemption Risk. The Series                  Preferred Shares are not a debt obligation of the Fund. The Series Preferred Shares are junior in respect of distributions and liquidation preference to any indebtedness incurred by the Fund. Although unlikely, precipitous declines in the value of the Fund’s assets could result in the Fund having insufficient assets to redeem all of the Series                  Preferred Shares for the full redemption price.

TAXATION

[To be provided.]

UNDERWRITING

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed on by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts and Venable LLP, Baltimore, Maryland in connection with the offering of the securities.

Q-4

The Gabelli Convertible and Income Securities Fund Inc.

Preferred Stock

PROSPECTUS SUPPLEMENT

            , 2021